UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33175

Vedanta Limited

(Exact name of registrant as specified in its charter)

1st Floor, ‘C’ wing, Unit 103

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai - 400 093, Maharashtra, India

Telephone No.: +91 22 6643 4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Equity Shares of par value ₹ 1 per equity share

American Depositary Shares

each representing 4 equity shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Sterlite Industries (India) Limited (“SIIL”), the predecessor of Vedanta Limited (the “Company”), first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 18, 2007. The Company, then named Sesa Sterlite Limited, incurred its duty to file reports under section 13(a) or section 15(d) of the Exchange Act following certain corporate reorganization transactions, as a successor to SIIL, on September 9, 2013 pursuant to Rule 12g-3 under the Exchange Act.

The American depositary shares of SIIL (the “SIIL ADSs”), evidenced by American depositary receipts, each representing four equity shares, commenced trading on the New York Stock Exchange (the “NYSE”) on June 20, 2007. Following certain corporate reorganization transactions, the Company’s American depositary shares, evidenced by American depositary receipts, commenced trading on the NYSE, on September 9, 2013 (such American depositary shares, together with the SIIL ADSs, the “ADSs”).

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a prospectus supplement for the Company’s 4.00% convertible senior notes due 2014, convertible into ADSs, filed on October 19, 2009 (pursuant to Rule 424(b)(5) under the Securities Act (in respect of the prospectus dated October 15, 2019)), relating to the registration statement on Form F-3 (File No. 333-160580) that was filed and became effective on July 15, 2009 and a post-effective amendment to such registration statement that was filed and became effective on October 15, 2009, each under Rule 462(e) under the Securities Act. This registration statement has expired pursuant to Rule 415(a) under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A. The primary trading market for the equity shares of the Company is India, where the Company’s equity shares trade on the Bombay Stock Exchange (“BSE”) and the National Stock Exchange (“NSE”).

B. The Company’s equity shares were first listed for trading on the BSE and on the NSE on March 11, 1982 and May 13, 1998 respectively.. The Company has maintained these listings for at least 12 months preceding the filing of this Form 15F.

C. The percentage of trading in equity shares that occurred in India for the 12-month period from December 1, 2021 through November 30, 2022 (both dates inclusive) was 100%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from December 1, 2021 through November 30, 2022 (both dates inclusive).

B. The average daily trading volume of the Company’s equity shares and ADSs (when expressed in terms of the underlying equity shares) in the United States (both on-exchange and off-exchange) was nil for the same 12-month period. The average daily trading volume of the Company’s ordinary shares (including those represented in the form of ADSs) worldwide was 14,500,955 shares for the same 12-month period.

C. The average daily trading volume of the Company’s equity shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the equity shares on a worldwide basis for the period described in Item 4.A of this Form 15F was nil. There has been no trading in the Company’s equity shares or depositary receipts representing the shares in United States’ markets since the close of trading on November 8, 2021. Indian law does not permit trading in shares of Indian companies on stock exchanges outside of India, and does not permit “Level I” (i.e., unlisted) depositary receipt programs for such shares. The Company analyzed its global share trading using Bloombergs and found no ticker symbols relating to its equity shares or depositary receipts relating to the United States’ over-the-counter market. Based on Indian law and Bloombergs information, the Company reasonably believes its average daily trading volume in the United States since the close of trading on November 8, 2021 is zero.

D. The Company’s ADSs were delisted from the NYSE effective as of the close of trading of the NYSE on November 8, 2021. As of that date, the average daily trading volume of the Company’s equity shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the equity shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was approximately 18.1%.

E. The Company terminated its ADS program with respect to the ADSs and the corresponding deposit agreement pursuant to which the ADS program was maintained, effective on the close of trading on the NYSE on November 8, 2021. As of that date, the average daily trading volume of the Company’s equity shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the equity shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was approximately 18.1%.

F. The Company used Bloomberg L.P. as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable. The Company’s debt securities referred to in Item 2 above have matured and are no longer outstanding.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on September 23, 2021. The press release was posted to the Company’s website and submitted to the SEC on Form 6-K via EDGAR on September 23, 2021.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.vedantalimited.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Exchange Act of 1934, Vedanta Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Vedanta Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: December 1, 2022

Vedanta Limited

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer